Exhibit 99.1

Filing Version

SUCCESSOR RIGHTS PLAN AGREEMENT

This successor rights plan agreement (the “Successor Rights Plan Agreement”) is made as of November 1, 2021 (the “Effective Date”)

AMONG:

WEST FRASER TIMBER CO. LTD.

(the “Company”)

- and -

TSX TRUST COMPANY

(the “Predecessor Rights Agent”)

- and -

COMPUTERSHARE INVESTOR SERVICES INC.

(the “Successor Rights Agent”)

WHEREAS:

A. The Company and AST Trust Company (Canada) are parties to a Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated as April 9, 2020, a copy of which is attached hereto at Schedule “A”, appointing AST Trust Company (Canada) as Rights Agent thereunder;

B. On or about September 1, 2021, AST Trust Company (Canada) amalgamated with TSX Trust Company to form “TSX Trust Company”, such that pursuant to Section 4.2 of the Rights Plan Agreement, TSX Trust Company, as the successor corporation, now acts as Rights Agent;

C. Pursuant to Section 4.4 of the Rights Plan Agreement, the Company, by way of written notice dated September 22, 2021, provided notice of its intention to terminate the Predecessor Rights Agent as Rights Agent and appoint the Successor Rights Agent to act as Rights Agent under the Rights Plan Agreement effective as of the Effective Date;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants, promises and provisos set forth in this Successor Rights Plan Agreement and the Rights Plan Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Preamble. The matters contained and referred to in the preamble to this Successor Rights Plan Agreement are expressly incorporated into and form part of this Successor Rights Plan Agreement.

2.	Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Plan Agreement.

3.

Termination of Predecessor Rights Agent. Pursuant to Section 4.4 of the Rights Plan Agreement, the appointment of the Predecessor Rights Agent as Rights Agent under the Rights Plan Agreement is hereby terminated as of the Effective Date. As and from Effective Date, the Predecessor Rights Agent agrees to assign to the Successor Rights Agent, and in so assigning, shall be relieved of all rights, duties and obligations under the Rights Plan Agreement, except to the extent of obligations incurred by or arising from act or default of the Predecessor Rights Agent as Rights Agent prior to the Effective Date for which it would be liable under the terms of the Rights Plan Agreement, and with further exception of the indemnity in favor of the Predecessor Rights Agent at Section 4.1 of the Rights Plan Agreement for matters occurring before the Effective Date.

4.

Appointment of Successor Rights Agent. Pursuant to Section 4.4 of the Rights Plan Agreement, the Company does hereby appoint the Successor Rights Agent as the Rights Agent under the Rights Plan Agreement and the Successor Rights Agent does hereby accept such appointment and agrees to assume from the Predecessor Rights Agent all of the rights, duties, obligations, powers and interests of the Predecessor Rights Agent in and under the Rights Plan Agreement on the Effective Date, with the exception of the indemnity in favor of the Predecessor Rights Agent at Section 4.1 of the Rights Plan Agreement for matters occurring before the Effective Date.

5.

Covenant of Successor Rights Agent. The Successor Rights Agent does hereby covenant and agree to be bound by the Rights Plan Agreement as if it was a signatory thereto, from and after the Effective Date. For greater certainty, the Successor Rights Agent shall have no liability or responsibility for any obligation or matter arising prior to the Effective Date and shall be entitled to assume that the Predecessor Rights Agent and the Company are in material compliance with all of the terms of the Rights Plan Agreement as of the Effective Date.

6.

Indemnify Predecessor Rights Agent. For greater certainty, the Company hereby acknowledges and confirms that the indemnity in favor of the Rights Agent in Section 4.1 of the Rights Plan Agreement continues to apply to the Predecessor Rights Agent for those matters occurring before the Effective Date.

7.

Indemnify Successor Rights Agent. For greater certainty, the Company hereby acknowledges and confirms that the indemnity in favor of the Rights Agent in in Section 4.1 of the Rights Plan Agreement applies to the Successor Rights Agent for those matters occurring on and after the Effective Date.

8.

Reference to “Rights Agent”. The Company and the Successor Rights Agent hereby acknowledge and agree that all references in the Rights Plan Agreement to “Rights Agent” shall be read and construed as a reference to the Successor Rights Agent effective from and after the Effective Date.

9.	Notices to Successor Rights Agent. The contact details to be used for the Successor Rights Agent under Section 5.9(b) of the Rights Plan Agreement are as follows:

Computershare Investor Services Inc.

510 Burrard Street, 3rd Floor

Vancouver, British Columbia

V6C 3B9

Attention: General Manager, Client services

Email: David.Cavasin@computershare.com

Fax: (604) 661-9401

10.

Indemnification by Company. The Company does hereby covenant and agree to hold harmless and fully indemnify the Successor Rights Agent and its successors and assigns, from and against all losses, costs, charges, suits, demands, claims, damages and expenses which the Successor Rights Agent may at any time, or times, hereafter bear, sustain, suffer or be put unto for or by any act or default of the Predecessor Rights Agent or arising or incurred prior to the Effective Date.

11.

Further Assurances. The Parties of this Successor Rights Plan Agreement will with reasonable diligence do all such reasonable things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Successor Rights Plan Agreement, and each party to this Successor Rights Plan Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Successor Rights Plan Agreement.

12.	Survival. The provisions of Sections 6 and 7 above shall survive the resignation or removal of the Successor Rights Agent as the Rights Agent or the termination of the Rights Plan Agreement.

13.

Enurement. This Successor Rights Plan Agreement shall enure to the benefit of and be binding upon the parties to this Successor Rights Plan Agreement and their respective heirs, executors, administrators, successors and assigns.

14.	Governing Law. This Successor Rights Plan Agreement shall be governed in accordance with the laws of the Province of British Columbia and the federal laws of Canada.

15.

Execution in Counterparts. This Successor Rights Plan Agreement may be executed (including electronically) in counterparts, including electronic (.pdf) or facsimile counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Successor Rights Plan Agreement by electronic (.pdf) or facsimile transmission shall be as effective as delivery of a mutually signed counterpart hereof.

[Signature page to follow]

IN WITNESS WHEREOF the parties hereto have executed this Successor Rights Plan Agreement effective as of the date first written above.

WEST FRASER TIMBER CO. LTD.

Per:	(Signed) “Chris Virostek”
Name: Chris Virostek
Title: Vice-President, Finance and Chief Financial Officer

TSX TRUST COMPANY

Per:	(Signed) “Zabrina Evangelista”
Name: Zabrina Evangelista
Title: Relationship Manager

Per:	(Signed) “Bruno Di Genova”
Name: Bruno Di Genova
Title: SVP, Equity Services

COMPUTERSHARE INVESTOR SERVICES INC.

Per:	(Signed) “Anita Basi”
Name: Anita Basi
Title: Relationship Manager

Per:	(Signed) “Mita Garcia”
Name: Mita Garcia
Title: Relationship Manager

SCHEDULE “A”

Shareholder Rights Plan Agreement

[see attached]

SEDAR VERSION

SHAREHOLDER RIGHTS PLAN

AGREEMENT

DATED AS OF

APRIL 9, 2020

BETWEEN

WEST FRASER TIMBER CO. LTD.

AND

AST TRUST COMPANY (CANADA)

AS RIGHTS AGENT

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Certain Definitions	1
1.2	Currency	19
1.3	Headings	19
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	19
1.5	Acting Jointly or in Concert	19

Article 2 RIGHTS		20

2.1	Legend on Share Certificates	20
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	20
2.3	Adjustments to Exercise Price; Number of Rights	24
2.4	Date on Which Exercise Is Effective	29
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	29
2.6	Registration, Transfer and Exchange	30
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	31
2.8	Persons Deemed Owners of Rights	32
2.9	Delivery and Cancellation of Certificates	32
2.10	Agreement of Rights Holders	32
2.11	Rights Certificate Holder Not Deemed a Shareholder	33

Article 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		34

3.1	Flip-in Event	34

Article 4 THE RIGHTS AGENT		36

4.1	General	36
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	37
4.3	Duties of Rights Agent	38
4.4	Change of Rights Agent	40
4.5	Compliance with Anti-Money Laundering Legislation	40
4.6	Privacy Legislation	41
4.7	Liability	41

Article 5 MISCELLANEOUS		41

5.1	Redemption and Waiver	41
5.2	Expiration	44
5.3	Issuance of New Rights Certificates	44
5.4	Supplements and Amendments	44
5.5	Fractional Rights and Fractional Shares	46
5.6	Rights of Action	46
5.7	Regulatory Approvals	47
5.8	Declaration as to Foreign Holders	47
5.9	Notices	47
5.10	Costs of Enforcement	48

5.11	Successors	48
5.12	Benefits of this Agreement	48
5.13	Governing Law	49
5.14	Severability	49
5.15	Effective Date	49
5.16	Determinations and Actions by the Board of Directors	49
5.17	Fiduciary Duties of Directors	50
5.18	Time of the Essence	50
5.19	Execution in Counterparts	50

- ii -

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of April 9, 2020 between West Fraser Timber Co. Ltd. (“West Fraser” or the “Corporation”) a company incorporated under the laws of British Columbia and AST Trust Company (Canada), a company governed under the laws of Canada (the “Rights Agent”);

WHEREAS the board of directors of West Fraser has determined that it is advisable and in the best interest of the Corporation to adopt and maintain a shareholder rights plan to take effect on April 9, 2020 to ensure, to the extent possible, that all shareholders of West Fraser are treated fairly in connection with any take-over bid for West Fraser;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of West Fraser:

(a)

authorized the issuance, effective at the Record Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Voting Share (as hereinafter defined) outstanding at the Record Time; and

(b)

authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of West Fraser pursuant to the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS West Fraser desires to appoint the Rights Agent to act on behalf of West Fraser and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to in this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	West Fraser or any Subsidiary of West Fraser;

(ii)	any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

an acquisition or redemption by West Fraser of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially owned by such Person to 20% or more of the Voting Shares then outstanding,

(B)	a Permitted Bid Acquisition,

(C)	a Pro Rata Acquisition,

(D)	an Exempt Acquisition, or

(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person thereafter becomes the Beneficial owner of more than an additional 1% of the number of outstanding Voting Shares (other than pursuant to one or more of any combination of Paragraphs (A), (B), (C) , (D) or (E) above, as the case may be), then as of the date such Person becomes the Beneficial owner of such additional Voting Shares, as the case may be, such Person shall become an “Acquiring Person”;

(iii)

for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(h)(iv)(B) solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation a report asserting such facts filed pursuant to NI 62-103, NI 62-104, Section 13(d) of the U.S. Exchange Act or any other applicable securities laws, as amended from time to time and any provision substituted therefor);

(iv)	an underwriter or member of a banking or selling group acting in such capacity that acquires 20% or more of the outstanding Common Shares from West Fraser in connection with a distribution of securities of West Fraser; or

(v)

a Person (a “Grandfathered Person”) who is the Beneficial owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Voting Shares, or (2) become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial owner of additional Voting Shares by reason of one or any combination of the operation of Paragraphs 1.1(a)(ii)(A), (B), (C), (D) or (E).

(b)

“Adjusted Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of Rights pursuant to the terms of Section 3.1(a)(ii) which, until adjustment thereof in accordance with the terms hereof, shall be equal to the Exercise Price multiplied by a fraction in which:

(i)	the numerator is the number of Common Shares per Right that may be purchased pursuant to Section 3.1(a)(ii); and

(ii)

the denominator is the number of Common Shares per Right that could have been purchased pursuant to Section 3.1(a) in the event that there had been sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Section 3.1(b)(ii)) to purchase the number of Common Shares to which they would have been entitled under Section 3.1(a)(i);

(c)	“Adjustment Factor” shall mean a fraction in which:

(i)	the numerator is equal to West Fraser’s authorized but unissued Voting Shares; and

(ii)	the denominator is equal to West Fraser’s issued and outstanding Voting Shares minus those Voting Shares that the Acquiring Person Beneficially owns;

(d)

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(e)

“Agreement” means this shareholder rights plan agreement dated April 9, 2020, as amended, modified or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(f)	“Annual Cash Dividend” means cash dividends paid in any fiscal year of West Fraser, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by West Fraser on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by West Fraser on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of West Fraser, before extraordinary items, for its immediately preceding fiscal year;

(g)

“Associate” when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person;

(h)	A Person shall be deemed the “Beneficial owner” of, and to have “Beneficial ownership” of, and to “Beneficially own”,

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities of which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly, the right to become the owner at law or in equity (provided that such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or upon the exercise, conversion or exchange of any Convertible Security (other than the Rights);

(iii)

any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person; and

(iv)	any securities which are Beneficially owned within the meaning of Sections 1.1(h)(i), (ii) or (iii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security as a result of the existence of any one or more of the following circumstances:

(A)

such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Section 1.1(h)(iv), unless such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(B)	such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(h)(iv) holds such security provided that,

(1)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a dealer or broker registered under applicable law;

(2)

such Person is (i) the manager or trustee (the “Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager’s duties with respect to the Mutual Fund, or (ii) a Mutual Fund;

(3)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(4)	such Person is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such securities for the purposes of its activities as such;

(5)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) or is a Plan registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan and holds such securities for the purposes of its activities as Administrator or as a Plan; or

(6)	such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by West Fraser or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(C)

such Person or any other person acting jointly or in concert with such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)

such Person or any other person acting jointly or in concert with such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(E)	such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(i)	“BCBCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(j)	“Board of Directors” means the board of directors of West Fraser or any duly constituted and empowered committee thereof;

(k)

“Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of West Fraser’s transfer agent, but for which no certificate has been issued;

(l)	“Book Entry Rights Exercise Procedures” has the meaning ascribed thereto in Section 2.2(c);

(m)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(n)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(o)	“Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(p)

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Vancouver, British Columbia of the transfer agent for the Common Shares of West Fraser (or, after the Separation Time, the principal office in Vancouver of the Rights Agent) is closed to the public, provided, however, that for the purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day);

(q)	“Common Shares” means the common shares in the capital of West Fraser, but for greater certainty does not include Class B common shares;

(r)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Section 1.1(qq)(ii)(A) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Voting Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Voting Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

(s)	“controlled” a Person is considered to be “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)	in the case of a Person other than a partnership or a limited partnership, including a corporation or body corporate:

(A)

securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(B)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person;

(ii)	in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held, directly or indirectly by the other Person or Persons; and

(iii)	in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(t)

“Convertible Securities” means, at any time, any securities issued by the Corporation (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(u)

“Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(v)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1(a);

(w)	“Disposition Date” has the meaning ascribed thereto in Section 5.1(a);

(x)	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(y)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other program or plan of West Fraser made available by West Fraser to holders of its securities and/or to holders of securities of a Subsidiary of West Fraser, where such program or plan permits the holder to direct that some or all of:

(i)	any dividends paid in respect of shares of any class of West Fraser or a Subsidiary;

(ii)	any proceeds of redemption of shares of West Fraser or a Subsidiary;

(iii)	any interest paid on evidences of indebtedness of West Fraser or a Subsidiary; or

(iv)	any optional cash payments; be applied to the purchase of Voting Shares;

(z)	“Effective Date” means April 9, 2020;

(aa)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2(d);

(bb)	“Exempt Acquisition” means an acquisition of Beneficial ownership of Voting Shares or Convertible Securities by a Person:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a), (b) or (f); or

(ii)

pursuant to an amalgamation, plan of arrangement or other statutory procedure having similar effect which has been approved by the Board of Directors and the holders of Voting Shares by the requisite majority or majorities of the holders of Voting Shares at a meeting duly called and held for such purpose in accordance with the provisions of the BCBCA, the notice of articles and the articles of West Fraser and any other applicable legal requirements; or

(iii)

pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus or private placement provided that the Person in question does not thereby acquire a greater percentage of Voting Shares representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially owned immediately prior to such acquisition;

(cc)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be an amount equal to five times the Market Price per Common Share determined as of the Separation Time;

(dd)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3(a);

(ee)

“Expiration Time” means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15;

(ff)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(gg)	“holder” has the meaning ascribed thereto in Section 2.8;

(hh)	“Independent Shareholders” means holders of any Voting Shares, other than

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who pursuant to Section 1.1(h) is not deemed to Beneficially own the Voting Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror (referred to in Clause (ii) of this definition);

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror (referred to in Clause (ii) of this definition); and

(v)

any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of West Fraser or a Subsidiary of West Fraser, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ii)

“Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including West Fraser) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(h)(iv) and which provides:

(i)

that any agreement to deposit or tender to, or to not withdraw Voting Shares or Convertible Securities from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Voting Shares or Convertible Securities to another Take-over Bid or support another transaction:

(A)

where the price or value per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is higher than the price or value per Voting Share or Convertible Security offered under the Lock-up Agreement; or

(B)	if:

(1)

the price or value per Voting Share or Convertible Security offered under the other Take-over Bid or transaction exceeds the price or value per Voting Share or Convertible Security offered or proposed to be offered under the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security that is offered or proposed to be offered under the Lock-up Bid; or

(2)

the number of Voting Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Voting Shares (the “Specified Number of Shares”) and the Specified Number of Shares is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, at a price or value per Voting Share or Convertible Security, as applicable, that is not less than the price or value per Voting

Share or Convertible Security offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(jj)

“Market Price” per share of any securities on any date of determination means the average of the daily closing sale prices per security of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per security of any securities on any date shall be:

(i)

the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(ii)

if for any reason none of such prices are available on such date or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iii)

if for any reason none of such prices are available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing sale price per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker selected by the Board of Directors with respect to the fair value per security of such securities and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof; and

(kk)	“NI 62-103” means National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;

(ll)

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;

(mm)	“Nominee” has the meaning ascribed thereto in Section 2.2(c);

(nn)	“Offer to Acquire” includes:

(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares or Convertible Securities of any class or classes, and

(ii)

an acceptance of an offer to sell Voting Shares or Convertible Securities of any class or classes, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(oo)

“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(pp)	“Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;

(qq)	“Permitted Bid” means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

(ii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

(A)

prior to the close of business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62 104 for which a Take-Over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(B)

unless at the close of business on the date Voting Shares are first taken up or paid for under such Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period which applies pursuant to Section 1.1(qq)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for (other than where prohibited from being withdrawn under NI 62-104 in the case of a partial take-over bid); and

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition set forth in Section 1.1(qq)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will be extended for a period of not less than 10 days from the date of such public announcement;

(rr)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ss)

“Person” includes an individual, firm, association, trustee, executor, administrator, legal or personal representative, body corporate, company, corporation, trust, partnership, limited partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (whether or not having legal personality), any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(tt)

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by West Fraser, as applicable, including, without limitation, personal information regarding any member of West Fraser’s customers, suppliers, employees or agents, such as an individual’s name, address, age, gender, social security or other identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records to the extent regulated by Privacy Laws as applicable to West Fraser;

(uu)	“Privacy Laws” means all applicable federal, state, municipal or other laws governing the collection, use, disclosure and retention of Personal Information;

(vv)	“Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities by a Person pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of one or more particular classes or series of West Fraser pursuant to which such Person becomes the Beneficial owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class or series;

(iii)

any other event pursuant to which all holders of Voting Shares are entitled to receive Voting Shares or Convertible Securities on a pro rata basis; including pursuant to the receipt and/or exercise of rights issued by West Fraser to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from West Fraser as part of a rights offering and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such receipt or exercise; or

(iv)

a distribution by West Fraser of Voting Shares, or Convertible Securities (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by West Fraser, provided that the Person does not thereby acquire a greater percentage of Voting Shares of that class or securities convertible or exchangeable for Voting Shares, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition;

(ww)	“Record Time” means 12:01 a.m. (Pacific Time) on the Effective Date;

(xx)	“Redemption Price” has the meaning set forth in Section 5.1(c) of this Agreement;

(yy)	“Right” means a right to purchase a Common Share of West Fraser, upon the terms and subject to the conditions set forth in this Agreement;

(zz)	“Rights Agent” means AST Trust Company (Canada), a company governed under the laws of Canada, or any successor Rights Agent appointed pursuant to Section 4.4;

(aaa)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(bbb)

“Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Section 5.4(c);

(ccc)	“Rights Register” and “Rights Registrar” have the meanings set forth in Section 2.6(a) of this Agreement;

(ddd)

“Securities Act (British Columbia)” means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

(eee)	“Securities Act (Ontario)” means the Securities Act, R.S.O., 1990, S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

(fff)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than West Fraser or any Subsidiary of West Fraser) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and provided that if the Board of Directors determine pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event prior to the Separation Time, such Flip in Event shall be deemed never to have occurred;

(ggg)

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104, Section 4.5 of NI 62-103 or Section 13(d) of the U.S. Exchange Act) by West Fraser or an Acquiring Person of facts indicating that an Acquiring Person has become such;

(hhh)	“Subsidiary” - a corporation is a Subsidiary of another corporation if:

(i)	it is controlled by:

(A)	that other, or

(B)	that other and one or more Persons each of which is controlled by that other, or

(C)	two or more Persons each of which is controlled by that other, or

(ii)	it is a Subsidiary of a Person that is that other’s Subsidiary;

(iii)

“Take-over Bid” means an Offer to Acquire Voting Shares or Convertible Securities if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion, exercise or exchange of Convertible Securities) together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares on the date of the Offer to Acquire;

(jjj)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(kkk)	“U.S. - Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets a daily exchange rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(lll)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(mmm)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(nnn)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ooo)	“Voting Shares” means the Common Shares in the capital of West Fraser; and

(ppp)	“West Fraser” means West Fraser Timber Co. Ltd., a company governed by the laws of British Columbia together where the context requires, with its subsidiaries.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors on the Board of Directors generally attaching to the Voting Shares of that class Beneficially owned by such Person; and

B = the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Voting Shares of such class.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.5	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person, acquires or makes an Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

ARTICLE 2

RIGHTS

2.1	Legend on Share Certificates

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated April 9, 2020 (the “Shareholder Rights Plan Agreement”), between West Fraser Timber Co. Ltd (“West Fraser”) and AST Trust Company (Canada) (the “Rights Agent”), as amended from time to time, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of West Fraser. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. West Fraser will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly as the Rights Agent may reasonably require.

Common Shares (both registered in Book Entry Form or for which share certificates have been issued) that are issued and outstanding at the Record Time, which as at the Record Time represented Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (with the Exercise Price and number of Common Shares being subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by West Fraser or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by the Book Entry Form registration for the associated Common Shares and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, West Fraser will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that West Fraser determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit West Fraser to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.

In the event that West Fraser determines to issue a Rights Certificate, it will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of West Fraser (West Fraser hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)

a Rights Certificate in substantially the form set out in Attachment 1 hereof, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as West Fraser may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a description of the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person. In order for West Fraser to determine whether any Person is holding Common Shares which are Beneficially owned by another Person West Fraser may require such first mentioned Person to furnish such information and documentation as West Fraser deems necessary or appropriate in order to make such determination.

(d)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate or in the form determined appropriate for Rights in Book Entry Form, in either case duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the registration, in Book Entry Form, of the Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

In the event that West Fraser determines to issue a Rights Certificate, then upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Section 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Section 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by West Fraser in the event that West Fraser is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

direct the transfer agent to register, in the name of the holder of the Rights being exercised or in such other name as may be designated by such holder, in Book Entry Form the number of such Common Shares to be purchased (West Fraser hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, requisition from West Fraser the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of confirmation from the transfer agent that the registration, in Book Entry Form, referred to in Section 2.2(e)(i) has been completed, deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Section 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to West Fraser all payments received on the exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	West Fraser covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares issued upon exercise of Rights shall, at the time of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with the provisions of Section 3.1 including all actions necessary to comply with the requirements of the BCBCA, the Securities Act (British Columbia), the Securities Act (Ontario), the U.S. Securities Act and the U.S. Exchange Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)

pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of West Fraser to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or the registration in Book Entry Form of Common Shares to be issued upon exercise of any Rights, provided that West Fraser shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the registration in Book Entry Form of Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event West Fraser shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of West Fraser) other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of West Fraser) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter after giving full effect to such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, West Fraser shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Section 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and West Fraser and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event West Fraser shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Section 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

In the event West Fraser shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee or director benefit, stock option, employee purchase, director compensation or similar plans shall be deemed not to constitute an issue of rights, options or warrants by West Fraser; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

In the event West Fraser shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor Corporation) of evidences of indebtedness, cash (other than an Annual Cash Dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Section 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)

In the event West Fraser shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Sections 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Section 5.4(b) or (c), and West Fraser and the Rights Agent shall have authority upon receiving such prior consent of the holders of the Voting Shares to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by West Fraser subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the Adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, West Fraser may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of West Fraser, if any, issuable upon such exercise over and above the number of Common Shares and other securities of West Fraser, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that West Fraser shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, West Fraser shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, with the intent that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by West Fraser to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, West Fraser shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name a registration in Book Entry Form for Common Shares or other securities, if applicable, is made upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such registration shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of West Fraser are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of West Fraser are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system, or alternatively, if West Fraser determines to issue Rights Certificates, by the following procedures:

(a)

The Rights Certificates shall be executed on behalf of West Fraser by any two directors or officers of West Fraser. The signature of any of these directors or officers on the Rights Certificates may be manual or mechanically or electronically reproduced. Rights Certificates bearing the manual or mechanically or electronically reproduced signatures of individuals who were at any time the proper officers or directors of West Fraser shall bind West Fraser, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after West Fraser learns of the Separation Time, West Fraser will notify the Rights Agent in writing of such Separation Time and will deliver the Rights Certificates executed by West Fraser to the Rights Agent for countersignature, as well as the disclosure statements describing the Rights, and the Rights Agent shall countersign (in a manner satisfactory to West Fraser) and send such Rights Certificates and disclosure statements to the holders of the Rights pursuant to Section 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)

West Fraser will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, West Fraser will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for West Fraser and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.6(c), West Fraser will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of West Fraser, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to West Fraser or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, West Fraser may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	West Fraser shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, West Fraser shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to West Fraser and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to West Fraser or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, West Fraser shall execute and upon West Fraser’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, West Fraser may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of West Fraser, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

West Fraser, the Rights Agent and any agent of West Fraser or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. West Fraser may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which West Fraser may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to West Fraser on request.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with West Fraser and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Common Share registration, satisfactory evidence of the associated Common Share registration) for registration of transfer, West Fraser, the Rights Agent and any agent of West Fraser or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated

Common Share certificate, or if no certificate evidences the Common Share registration, satisfactory evidence of the associated Common Share registration) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than West Fraser or the Rights Agent) for all purposes whatsoever, and neither West Fraser nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)

that without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to Section 5.4(a) and the last sentence of the penultimate paragraph of Section 2.3(a); and

(g)

that notwithstanding anything in this Agreement to the contrary, neither West Fraser nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of West Fraser which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of West Fraser or any right to vote at any meeting of shareholders of West Fraser whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of West Fraser at any meeting thereof, or to give or withhold consent to any action of West Fraser, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of West Fraser except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)	Subject to Section 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then:

(i)

each Right shall constitute, effective at the close of business on the tenth Trading Day (or such longer period as may be required to satisfy the requirements of the Securities Act and any comparable legislation of any other applicable jurisdiction) after the Stock Acquisition Date, the right to purchase from West Fraser, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred);

(ii)

in the event that there are insufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Section 3.1(b)(ii)) to purchase from West Fraser that number of Common Shares per Right provided for in Section 3.1(a), then until such time as holders of Common Shares approve an increase in West Fraser’s authorized capital such that there are sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Section 3.1(b)(ii)) to purchase from West Fraser that number of Common Shares per Right provided for in Section 3.1(a), each whole Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from West Fraser, upon exercise thereof in accordance with the terms hereof, that number of Common Shares that is equal to one Common Share multiplied by the Adjustment Factor for an amount in cash equal to the Adjusted Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall be deemed and become null and void.

(c)

From and after the Separation Time, West Fraser shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Act (British Columbia), the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of West Fraser in writing to the Rights Agent or contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 3.1(b) of the Shareholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by West Fraser in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(d) shall be of no effect on the provisions of Section 3.1(b).

Any Rights issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Separation Time but prior to the Expiration Time, shall evidence one Right for each Right represented by such registration and the registration record of such Rights shall include the legend set forth in this Section 3.1(d), adapted accordingly as the Rights Agent may reasonably require.

ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)

West Fraser hereby appoints the Rights Agent to act as agent for West Fraser and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. West Fraser may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent, acting reasonably. In the event West Fraser appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as West Fraser may determine with the approval of the Rights Agent and the Co-Rights Agents.

(b)

West Fraser agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder or otherwise agreed to with West Fraser in writing and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties thereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of West Fraser, such approval not to be unreasonably withheld). West Fraser also agrees to indemnify the Rights Agent and its affiliates, and each of their officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, its affiliates, or either of its officers, directors, employees, or agents for anything done or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including legal costs and expenses of defending against any claims or liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(c)

The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of West Fraser, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(d)

West Fraser shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current directors and officers of West Fraser; provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights

Certificates in the name of either the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which West Fraser and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound.

(a)

The Rights Agent, at the expense of West Fraser, may retain and consult with legal counsel (who may be legal counsel for West Fraser and, in any event, shall be a reputable legal firm) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at West Fraser’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)

Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by West Fraser prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by two Persons believed by the Rights Agent to be directors or officers of West Fraser and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for events which are the result of its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d)

The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except as such are made or provided by the Rights Agent) or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by West Fraser only.

(e)

The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by West Fraser of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)

Each of West Fraser and the Rights Agent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions in writing (including by e-mail) with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be any two officers or directors of West Fraser, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing (including by e-mail) and, where not in writing, such instructions shall be confirmed in writing (including by e-mail) as soon as practicable after the giving of such instructions.

(h)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of West Fraser or become financially interested in any transaction in which West Fraser may be interested, or contract with or lend money to West Fraser or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for West Fraser or for any other legal entity, provided such actions would not place the Rights Agent in a position of conflict of interest with respect to its duties under this Agreement.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to West Fraser resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to West Fraser) in writing mailed to West Fraser and to each transfer agent of Common Shares by registered or certified mail. West Fraser may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, West Fraser will appoint a successor to the Rights Agent. If West Fraser fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to West Fraser the resigning or incapacitated Rights Agent (at West Fraser’s expense) or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by West Fraser), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by West Fraser or by such a court, shall be a company constituted under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon the receipt of all outstanding fees and expenses, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, West Fraser will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. The cost of giving any notice required under this Section 4.4 shall be borne solely by West Fraser. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to West Fraser, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted by any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective. Subject to applicable law, the Rights Agent agrees to notify the Corporation as soon as reasonably possible in the event that the Rights Agent has a reasonable belief that circumstances exist which may give rise to the Rights Agent exercising its right to resign under this paragraph, and such notice shall describe the basis of such reasonable belief.

4.6	Privacy Legislation

The parties acknowledge that Privacy Laws may apply to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. West Fraser will, prior to transferring or causing to be transferred personal information to the Rights Agent pursuant to this Agreement, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7	Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This Section 4.7 shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver

(a)

The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(a) must be on the condition that such

Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b)

The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Section 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Section 5.1(b).

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Section 5.1(b), outstanding Voting Shares, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)

The Board of Directors may, with the prior approval of the holders of Voting Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)

The Board of Directors may, with the prior approval of the holders of Common Shares given in accordance with Section 5.4 at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to Section 5.1(a), if such Flip-in Event would occur by reason of an acquisition of Common Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Common Shares and otherwise than in the circumstances set forth in Section 5.1(a), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of shareholders called to approve such waiver.

(f)

The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial ownership of Voting Shares (or has entered into a contractual arrangement with West Fraser, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Section 5.1(f) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(g)

Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding the foregoing, upon the Rights being redeemed pursuant to this Section 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to outstanding Common Shares subject to and in accordance with this agreement.

(h)

If the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Sections 5.1(d) or (g) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(i)

Within 10 calendar days after the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Section 5.1(d) or (g) to redeem the Rights, West Fraser shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(j)	West Fraser shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, West Fraser may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

West Fraser may, prior to the date of the shareholders’ meeting referred to in the first paragraph of Section 5.15 supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. West Fraser may make any amendments to this Agreement to correct any clerical or typographical error or which, subject to Section 5.4(f), are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Section 5.4(a), West Fraser may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a meeting of West Fraser shareholders called and held in compliance with applicable laws and regulatory requirements and the requirements in the notice of articles and the articles of West Fraser. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder who does not qualify as an Independent

Shareholder, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the shareholder meeting.

(c)

West Fraser may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the notice of articles and the articles of West Fraser applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Section 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)

Any consent or approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in West Fraser’s notice of articles and articles and the BCBCA with respect to the meetings of holders of Common Shares.

(e)

The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, variation or deletion.

(f)

Any amendments, variations or deletions made by West Fraser to this Agreement pursuant to Section 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i)

if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the holders of Voting Shares may, by the majority referred to in Section 5.4(b) confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of West Fraser and the holders of Rights may, by resolution passed by the majority referred to in Section 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)

West Fraser shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and West Fraser shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)

West Fraser shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, West Fraser shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against West Fraser to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of West Fraser or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange having been obtained be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).

5.8	Declaration as to Foreign Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by West Fraser with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall West Fraser or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9	Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on West Fraser shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication (including e-mail), charges prepaid and confirmed in writing, as follows:

West Fraser Timber Co. Ltd.

c/o West Fraser Group

501 – 858 Beatty Street,

Vancouver, BC

Canada V6B 1C1

Attention: Chris Virostek, Vice-President, Finance and Chief Financial

Officer

Facsimile No.: (604) 681-6061

Email: Chris.Virostek@westfraser.com

(b)

Notices or demands authorized or required by this Agreement to be given or made by West Fraser or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with West Fraser), or sent by facsimile or other form of recorded electronic communication (including by e-mail to West Fraser’s Vice President and Chief Financial Officer), charges prepaid, and confirmed in writing, as follows:

AST Trust Company (Canada)

1600 – 1066 West Hastings Street

Vancouver, BC

Canada V6E 3X1

Attention: Director – Relationship Management

Facsimile No.: (604) 235-3705

Email: LMacFarlane@astfinancial.com

(c)

Notices or demands authorized or required by this Agreement to be given or made by West Fraser or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of West Fraser for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of West Fraser and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

West Fraser agrees that if it fails to fulfil any of its obligations pursuant to this Agreement, then it will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of West Fraser or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than West Fraser, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of West Fraser, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, provided that, if this Agreement has not been confirmed by a majority of the votes cast by Independent Shareholders at the Corporation’s annual general meeting of shareholders in 2020, then this Agreement and any and all outstanding Rights shall terminate and shall be void and of no further force and effect from such time.

This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the third and sixth annual meetings following West Fraser’s annual general meeting of shareholders in 2020. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meetings, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), 5.1(b), 5.1(e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes of this Agreement, in good faith, shall not subject the Board of Directors or any director of West Fraser to any liability to the holders of the Rights.

5.17	Fiduciary Duties of Directors

Nothing contained in this Agreement shall be considered to affect the obligations of the members of the Board of Directors to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Common Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to holders of Common Shares that the Board of Directors believes is necessary or appropriate in the exercise of their fiduciary duties.

5.18	Time of the Essence

Time shall be of the essence in this Agreement.

5.19	Execution in Counterparts

This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile or similar electronic copy and each of such counterparts and facsimiles or similar electronic copies shall for all purposes be deemed to be an original, and all such counterparts and facsimiles or similar electronic copies shall together constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

WEST FRASER TIMBER CO. LTD.

By:	/s/ Chris Virostek
Name: Chris Virostek Title: Vice-President, Finance and Chief Financial Officer

AST TRUST COMPANY (CANADA)

By:	/s/ Leslie MacFarlane
Name: Leslie MacFarlane Title: Relationship Manager

By:	/s/ Van Bot
Name: Van Bot Title: Director, Relationship Management

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ATTACHMENT 1

WEST FRASER TIMBER CO. LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. __________	Rights ____________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR SUCH PERSON’S AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH THEM OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that _________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated April 9, 2020, as the same may be amended or supplemented from time to time, (the “Shareholder Rights Plan Agreement”), between West Fraser Timber Co. Ltd., a company duly incorporated under the laws of British Columbia and AST Trust Company (Canada), a company governed under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from West Fraser Timber Co. Ltd. at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of West Fraser Timber Co. Ltd. (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver, British Columbia or any other cities as may be designated by West Fraser Timber Co. Ltd. from time to time. The Exercise Price shall be an amount equal to five times the Market Price (as defined in the Shareholder Rights Agreement) per Common Share determined as of the Separation Time per Right (payable in cash, certified cheque or money order payable to the order of the Corporation) and shall be subject to adjustment as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the

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Rights Agent, West Fraser Timber Co. Ltd. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of West Fraser Timber Co. Ltd.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of West Fraser Timber Co. Ltd. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

(Signature page follows)

WITNESS the signature of the proper officers of West Fraser Timber Co. Ltd.

Date: •

WEST FRASER TIMBER CO. LTD.

By:	By:

Countersigned:

AST TRUST COMPANY (CANADA)

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _____________________________________________ hereby sells, assigns and transfers unto _______________________________________________________

                                                                                      (Please print name and address of transferee.)

The Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________ _________________________________, as attorney, to transfer the within Rights on the books of West Fraser Timber Co. Ltd., with full power of substitution.

Dated:
Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature on this assignment must correspond with the name as written upon the face of the Right Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:     WEST FRASER TIMBER CO. LTD. and AST TRUST COMPANY (CANADA)

The undersigned hereby irrevocably elects to exercise _____________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number, Social Security Number, or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number, Social Security Number, or other taxpayer identification number.

Dated:

                                                                                                                                               Signature

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature on this election to exercise must correspond with the name as written upon the face of the Right Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, West Fraser Timber Co. Ltd. will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.